

Mail Stop 4628

July 13, 2017

<u>Via E-mail</u>
Richard Tobin
Chief Executive Officer
CNH Industrial N.V.
25 St. James Street
London SW1A 1HA United Kingdom

     Re: **CNH Industrial N.V.**
              20-F for Fiscal Year Ended December 31, 2016
              Filed March 2, 2017
              File No. 001-36085

Dear Mr. Tobin:

We refer you to our comment letter dated June 6, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             /s/ Cecilia Blye

                             Cecilia Blye, Chief
                             Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance

       Michael Going
       Chief Compliance Officer & Secretary
       CNH Industrial N.V.

       Emily A. Sturges
       Senior Counsel—Securities and Strategic Transactions
       CNH Industrial America LLC